UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 22, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

LecTec Corporation

File No. 000-16159

CF# 25009

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       LecTec Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibit to a Form 10-K filed on March 31, 2010.

       Based on representations LecTec Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

             Exhibit 10.20   through March 31, 2015

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

             Amanda Ravitz
             Branch Chief - Legal